UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

SCHEDULE 13G

(Amendment No.           )*

Criteo S.A.
(Name of Issuer)

Ordinary Shares, €0.025 nominal value per share
(Title of Class of Securities)

226718104
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [   ]       Rule 13d-1(b)
    [   ]       Rule 13d-1(c)
    [X]       Rule 13d-1(d)

_______________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 226718104	13G	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Index Ventures IV (Jersey) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,316,326 (A)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,316,326 (A)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,316,326

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.9%

12	TYPE OF REPORTING PERSON PN

CUSIP No. 226718104	13G	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 694,444 (A)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 694,444 (A)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 694,444

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%

12	TYPE OF REPORTING PERSON PN

CUSIP No. 226718104	13G	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fourvest Sàrl

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,869,566 (A)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,869,566 (A)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,869,566

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%

12	TYPE OF REPORTING PERSON CO

CUSIP No. 226718104	13G	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yucca (Jersey) SLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 157,514 (A)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 157,514 (A)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,514

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%

12	TYPE OF REPORTING PERSON PN

CUSIP No. 226718104	13G	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Index Venture Associates IV Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,037,850 (A)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,037,850 (A)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,037,850

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.5%

12	TYPE OF REPORTING PERSON CO

CUSIP No. 226718104	13G	Page 7 of 13 Pages

Item 1.	(a)	Name of Issuer:

Criteo S.A.

	(b)	Address of Issuer’s Principal Executive Offices:

32 Rue Blance 75009 Paris, France

Item 2.	(a)	Name of Persons Filing:

(i) Index Ventures IV (Jersey) LP
(ii) Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP
(iii) Fourvest Sàrl
(iv) Yucca (Jersey) SLP
(v) Index Venture Associates IV Limited

	(b)	Address of Principal Business Office:

(i) Ogier House, The Esplanade, St Helier, JE4 9WG
(ii) Ogier House, The Esplanade, St Helier, JE4 9WG
(iii) 1, Boulevard de la Foire, L - 1528 Luxembourg
(iv) Ogier House, The Esplanade, St Helier, JE4 9WG
(v) Ogier House, The Esplanade, St Helier, JE4 9WG

	(c)	Citizenship:

(i) Jersey
(ii) Jersey
(iii) Luxembourg
(iv) Jersey
(v) Jersey

	(d)	Title of Class of Securities:

Ordinary shares, €0.025 nominal value per share

	(e)	CUSIP Number:

226718104

CUSIP No. 226718104	13G	Page 8 of 13 Pages

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	[ ]	Broker or dealer registered under Section 15 of the Act;

	[ ]	Bank as defined in Section 3(a)(6) of the Act;

	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;

	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940;

	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

	[ ]	A non-U.S. institution in accordance with Section 240.240.13d–1(b)(1)(ii)(J);

	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

CUSIP No. 226718104	13G	Page 9 of 13 Pages

Item 4.	Ownership.

The information requested hereinafter is set forth in items 5 through 9 and 11 of the cover pages to this Schedule 13G. Ownership is stated as of December 31, 2013 and the ownership percentages are based on 56,510,605 ordinary shares outstanding as of September 3, 2013, after giving effect to the conversion of preferred shares into ordinary shares and adding the number of shares issued in the Issuer’s public offering, as set forth on the Issuer’s prospectus filed under Rule 424(b)(4) with the SEC on October 30, 2013.

(A) Index Ventures IV (Jersey) LP (“Index Ventures IV”) is the record owner of 7,316,326 ordinary shares and Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP (Index Ventures IV Parallel” and together with Index Ventures IV, the “Funds”) is the record owner of 694,444 ordinary shares. As the general partner of the Funds, Index Venture Associates IV Limited (“Index Limited”) may be deemed to have shared dispositive power and shared voting power over the shares owned by the Funds.

Fourvest Sàrl (“Fourvest”) is the record owner of 2,869,566 ordinary shares. The Funds collectively own Fourvest, and as general partner of the Funds, Index Limited may be deemed to have shared dispositive and shared voting power over the shares owned by Fourvest.

Yucca (Jersey) SLP (“Yucca”) is the record owner of 157,514 ordinary shares. Yucca is a co-investment vehicle that is contractually required to mirror the Funds’ investment. As a result, Index Limited may be deemed to have shared dispositive and shared voting power over Yucca’s shares by virtue of its shared dispositive power over and shared voting power over the shares owned by the Funds.

The investment adviser of Index Limited is also an investment advisor to Pentavest Sàrl (“Pentavest”) and provides advice on a non-binding basis, but Pentavest retains sole voting and dispositive power over its shares. As a result, the shares beneficially owned by Pentavest are not included in the shares over which Index Limited, any of the Funds or Yucca or Fourvest have voting or dispositive power.

CUSIP No. 226718104	13G	Page 10 of 13 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 2.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 226718104	13G	Page 11 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2014

INDEX VENTURES IV (JERSEY) LP

By: /s/ Charles Le Comu
Name: Charles Le Comu
Title: Alternate Director of Index Venture Associates IV
Limited, as Managing General Partner of Index Ventures
IV (Jersey) LP

INDEX VENTURES IV PARALLEL ENTREPRENEUR FUND (JERSEY) LP

By: /s/ Charles Le Comu
Name: Charles Le Comu
Title: Alternate Director of Index Venture Associates IV
Limited, as Managing General Partner of Index Ventures
IV Parallel Entrepreneur Fund (Jersey) LP

FOURVEST SARL By: /s/ Emilie Bordaneil Name: Emilie Bordaneil Title: Manager By: /s/ Alberto Morandini Name: Alberto Morandini Title: Manager

YUCCA (JERSEY) SLP

By: Ogier Employee Benefit Services Limited as
authorized signatory of Yucca (Jersey) SLP in its
capacity as Administrator of the Index Co-Invest
Scheme

By: /s/ Giles Johnstone-Scott
Name: Giles Johnstone-Scott
Title: Authorized Signatory

By: /s/ Charles Le Comu
Name: Charles Le Comu
Title: Authorized Signatory

INDEX VENTURE ASSOCIATES IV LIMITED By: /s/ Charles Le Comu Name: Charles Le Comu Title: Alternate Director

CUSIP No. 226718104	13G	Page 12 of 13 Pages

Exhibit 1

AGREEMENT

    Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Act, hereby agrees and acknowledges that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock and the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Date: January 20, 2014

INDEX VENTURES IV (JERSEY) LP

By: /s/ Charles Le Comu
Name: Charles Le Comu
Title: Alternate Director of Index Venture Associates IV
Limited, as Managing General Partner of Index Ventures
IV (Jersey) LP

INDEX VENTURES IV PARALLEL ENTREPRENEUR FUND (JERSEY) LP

By: /s/ Charles Le Comu
Name: Charles Le Comu
Title: Alternate Director of Index Venture Associates IV
Limited, as Managing General Partner of Index Ventures
IV Parallel Entrepreneur Fund (Jersey) LP

FOURVEST SARL By: /s/ Emilie Bordaneil Name: Emilie Bordaneil Title: Manager By: /s/ Alberto Morandini Name: Alberto Morandini Title: Manager

YUCCA (JERSEY) SLP

By: Ogier Employee Benefit Services Limited as
authorized signatory of Yucca (Jersey) SLP in its
capacity as Administrator of the Index Co-Invest
Scheme

By: /s/ Giles Johnstone-Scott
Name: Giles Johnstone-Scott
Title: Authorized Signatory

By: /s/ Charles Le Comu
Name: Charles Le Comu
Title: Authorized Signatory

INDEX VENTURE ASSOCIATES IV LIMITED By: /s/ Charles Le Comu Name: Charles Le Comu Title: Alternate Director

CUSIP No. 226718104	13G	Page 13 of 13 Pages

Exhibit 2

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THIS GROUP

Index Ventures IV (Jersey) LP (“Index Ventures IV”), Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP (“Index Ventures IV Parallel”), Fourvest Sàrl (“Fourvest”), Yucca Jersey SLP (“Yucca”) and Index Venture Associates IV Limited (“Index Limited”) are filing this statement on Schedule 13G as a group.

Index Ventures IV is a Jersey (Channel Islands) partnership. Its general partner is Index Limited.

Index Ventures IV Parallel is a Jersey (Channel Islands) partnership. Its general partner is Index Limited.

Fourvest is a Luxembourg limited liability company.  It is collectively owned by Index Ventures IV and Index Ventures IV Parallel.

Yucca is a Jersey (Channel Islands) separate limited partnership. Its corporate general partner is an affiliate of Index Limited.